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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                 Yes |_| No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                 Yes |_| No |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA
GRUPO ENERSIS

Endesa Spain, Endesa Chile's Parent Company, 2004 DJSI Member

FOR IMMEDIATE RELEASE                                        Tomas Gonzalez
                                                             tgonzalez@endesa.cl
For further information contact:
Jaime Montero                                                Irene Aguilo
Investor Relations Director                                  iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329                                              Suzanne Sahr
jfmv@endesa.cl                                               ssc@endesa.cl

                      ENDESA CHILE REFINANCES ITS BANK DEBT

(Santiago, Chile, February 4, 2004) - Endesa Chile (NYSE: EOC), today announces the refinancing of its bank debt.

Today, Empresa Nacional de Electricidad S.A., acting through its Agency, and Citibank N.A. acting through its International Banking Facility, Caja Madrid, Caja Madrid Miami Agency, The Bank of Tokyo-Mitsubishi Ltd., Banco Bilbao Vizcaya Argentaria S.A. (BBVA) and the Santander Central Hispano bank, have signed a syndicated loan agreement for US$ 250 million for a term of 3.5 years with a bullet repayment and a spread over Libor of 1.15 %. This will enable the Company to save financial expenses of approximately US$ 5 million annually.

The proceeds of this loan will be fully used for refinancing the balance of the syndicated loan drawn by the company in May 2003. At the same time, the company obtains the release of the guarantees given by Empresa Electrica Pangue S.A., Empresa Electrica Pehuenche S.A. and Compania Electrica Tarapaca S.A. for the former loan and is freed from borrowing and investment restrictions.

This refinancing is part of a new stage in which the Company is seeking to optimize its financing costs and improve its maturity profile, following the successful implementation of its Financial Strengthening Plan during 2003.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.

                                         BY:  /S/ HECTOR LOPEZ VILASECO
                                              ----------------------------------
                                                  Hector Lopez Vilaseco
                                                     General Manager

Dated: February 4, 2004